Room 4561

May 8, 2007

Gordon Coburn
Chief Financial Officer
Cognizant Technology Solutions Corporation
500 Glenpointe Centre West
Teaneck, New Jersey 07666

Re: Cognizant Technology Solutions Corporation
         Form 10-K for the fiscal year ended December 31, 2006
         Filed February 16, 2007
         File No. 000-24429

Dear Mr. Coburn:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Risks, page 32

1.   We note that your revenue recognition critical accounting estimate and risk disclosure focuses on your accounting policy for fixed-price contracts. Specifically, your disclosure states that your accounting policy for fixed-price contracts contains estimates of total contract costs and such estimates are subject to revision as the contract progresses. Please tell us your consideration of disclosing the material implications of the estimates involved in your accounting policy for fixed-price

contracts. In this respect, your critical accounting policy should describe how the estimates are derived, how accurate estimates have been in the past and whether the estimates are reasonably likely to change in the future. Please note that you should provide quantitative as well as qualitative information when information is reasonably available. We refer you to the Commissions "Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section V.

Results of Operations-page 34

2.   Your disclosure on page 21 of the filing appears to identify pricing rates as a key driver of your profitability. If this is correct, please tell us your consideration of disclosing the impact that your pricing rates and/or changes in your pricing rates had on your profit margin and your overall profitability in your management's discussion and analysis of financial condition and results of operations. In this respect, section III.B of SEC Release 33-8350 states that "companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company." In addition, Item 303(a)(3)(iii) of Regulation S-K requires you to disclose the extent to which material increases in net revenue are attributable to changes in prices.

3.   We note your use of non-GAAP measures which excludes the impact of stock-based compensation expense as a result of the adoption of SFAS 123(R) and a one-time tax benefit related to the American Jobs Creation Act. Tell us your consideration of providing all the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003. In this respect, your disclosure does not appear to include the economic substance behind management's decision to use the non-GAAP measures, the material limitations associated with the use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measures and the manner in which management compensates for these limitations when using the non-GAAP measures.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.   Your disclosure states that you recognize revenue related to fixed-price contracts that provide for application development services using the percentage-of-completion method of accounting. This implies that you have concluded that service contracts of this nature are scoped into SOP 81-1. If this is correct, please provide your analysis of paragraphs 11 through 15, including footnote 1, of SOP 81-1 which supports your conclusion.

5.   Your disclosure states that you measure performance based on the cost-to-cost method when you apply percentage-of-completion accounting. Please tell us how you evaluate the costs incurred on these contracts to determine whether the costs relate to contract performance; we refer you to paragraph 50 of SOP 81-1. As part of your response, please clarify whether you purchase equipment or software in the early stages of your application development contracts. If so, clarify how you evaluate whether such costs relate to contract performance. In addition, clarify the nature of your unbilled accounts receivable as of December 31, 2006, including the reasons that you were unable to bill the amounts.

6.   Your disclosure states that you separate contracts that provide both application maintenance and application development services based on their relative fair values pursuant to EITF 00-21. Please clarify how you have determined the relative fair values of each of these elements. In addition, please clarify how you evaluate paragraph 14 of EITF 00-21 when determining whether the application development services are contingent on the application maintenance services.

*   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Morgan Youngwood at (202) 551-3479, Chris White at (202) 551-3461 or myself at (202) 551-3730.

          Sincerely,

          Stephen Krikorian
          Accounting Branch Chief